March 4, 2015

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 811-07572, 033-59474
Post-Effective Amendment No. 158 to the Registration Statement on Form N-1A

Dear Ms. Rossotto:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment number 155 to the Registrant’s registration statement on Form N-1A (the “Amendment”), which you communicated to me by telephone on February 19, 2015. The Registrant filed the Amendment with the Commission on January 9, 2015, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will file, pursuant to Rule 485(b) under the 1933 Act, with the Commission a related post-effective amendment (Amendment No. 158).

Comments on the Prospectus

Comment 1. Please confirm in footnote 2 that Principal Management Corporation has contractually agreed to limit the Fund’s expenses through the period ending December 30, 2016.

Response: Confirmed.

Comment 2. Please confirm that any termination of the expense limitation agreement set forth in footnote 2 is subject to Fund Board approval.

Response: Confirmed.

Comment 3. Under the Performance section it states that “(t)he bar chart shows the investment returns of the Fund’s Institutional Class shares for each full calendar year of operations for 10 years (or, if shorter, the life of the fund).” Given that the Fund does not currently offer Institutional Class shares, please revise this statement accordingly.

Response: The Registrant respectfully declines to significantly change the disclosure. Registrant’s current presentation of the historical performance of the new Institutional Class shares is consistent with a no-action letter granted to Quest for Value Dual Purpose Fund, Inc. (publicly available February 28, 1997). As described in the prospectus, the performance of the Fund’s existing class shares has been adjusted to reflect the fees and expenses of the new class, and this adjustment results in performance for such period that is no higher than the historical performance of the existing class.
Please note that the Registrant has revised the disclosure to help clarify the data presented.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 515-248-2821 or Jennifer Mills at 515-235-9154 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,

/s/ Greg Reymann

Greg Reymann
Assistant Counsel, Registrant